UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Spansion, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

84649R200

(CUSIP Number)

Paul Mercadante

SLS Spansion Holdings, LLC

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SLS Spansion Holdings, LLC EIN: 27-1668287

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,846,793

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,846,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,846,793

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Sumeru Fund, L.P. EIN: 26-0272229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,846,793

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,846,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,846,793

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Technology Investors Sumeru, L.P. EIN: 26-1505548

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,846,793

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,846,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,846,793

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Technology Associates Sumeru, L.P. EIN: 26-0271992

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,846,793

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,846,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,846,793

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SLTA Sumeru (GP), L.L.C. EIN: 26-0271753

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,846,793

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,846,793

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,846,793

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Credit Fund, L.P. EIN: 26-0895630

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 870,738

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 870,738

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Financial Associates, L.P. EIN: 26-0895559

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 870,738

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 870,738

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SLFA (GP), L.L.C. EIN: 26-0895437

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 870,738

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 870,738

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SL Capital Appreciation Fund, L.L.C. EIN: 26-4641344

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 54,160

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 54,160

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,160

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84649R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Lake Group, L.L.C. EIN: 26-0895325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Joint Filing

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,771,691

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,771,691

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,771,691

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.5%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Spansion, Inc., a Delaware corporation (the “Issuer”), having is principal executive offices at 915 DeGuine Drive, P.O. Box 3453, Sunnyvale, CA 94088.

Item 2.	Identity and Background

(a)                     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1.     SLS Spansion Holdings, LLC (“SLS Spansion”)

2.     Silver Lake Sumeru Fund, L.P. (the “Sumeru Fund”)

3.     Silver Lake Technology Investors Sumeru, L.P. (the “Side Fund”)

4.     Silver Lake Technology Associates Sumeru, L.P. (“SLS Lower GP”)

5.     SLTA Sumeru (GP), L.L.C. (“SLS Upper GP”)

6.     Silver Lake Credit Fund, L.P. (the “Credit Fund”)

7.     Silver Lake Financial Associates, L.P. (“SLF Lower GP”)

8.     SLFA (GP), L.L.C. (“SLF Upper GP”)

9.     SL Capital Appreciation Fund, L.L.C. (the “Cap Appreciation Fund”)

10.   Silver Lake Group, L.L.C. (“SLG”)

The Reporting Persons are filing this Schedule 13D jointly because by virtue of the relationships among the Reporting Persons described herein, they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own the securities beneficially owned by the members of the group as a whole.  However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons and disclaims membership in a group, and this filing shall not constitute an acknowledgement that the Reporting Persons constitute a group.

(b)                    Residence or Business Address:

The business address for SLS Spansion, the Sumeru Fund, the Side Fund, SLS Lower GP, SLS Upper GP, the Cap Appreciation Fund and SLG is:

2775 Sand Hill Road
Suite 100
Menlo Park, CA 94025

The business address for the Credit Fund, SLF Lower GP and SLF Upper GP is:

One Market Plaza
Steuart Tower, 10th Floor
Suite 1000
San Francisco, CA 94105

(c)                     The principal business of SLS Spansion is to invest in the Issuer.

The principal business of the Sumeru Fund and the Side Fund is to invest in securities.

The principal business of SLS Lower GP is to serve as a general partner of the Sumeru Fund and the Side Fund and to manage investments in companies through other partnerships and limited liability companies.

The principal business of SLS Upper GP is to serve as a general partner of SLS Lower GP and to manage investments in companies through other partnerships and limited liability companies.

The principal business of the Credit Fund is to invest in securities.

The principal business of SLF Lower GP is to serve as general partner of the Credit Fund and to manage investments in companies through other partnerships and limited liability companies.

The principal business of SLF Upper GP is to serve as general partner of SLF Lower GP and to manage investments in companies through other partnerships and limited liability companies.

The principal business of the Cap Appreciation Fund is to invest in securities.

The principal business of SLG is to serve as managing member of the Cap Appreciation Fund, SLS Upper GP, SLF Upper GP and other entities.

The managing members of SLG are Jim Davidson, Glenn Hutchins and David Roux.  Each of them is a United States citizen. The present principal occupation of each of them is serving as managing directors of the Silver Lake organization.  The principal office of Jim Davidson and David Roux is located at 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.  The principal office of Glenn Hutchins is located at 9 West 57th Street, 32nd Floor, New York, New York, 10019.

The members of the investment committee of SLS Upper GP are John Brennan, Glenn Hutchins, Paul Mercadante, Hollie Moore Haynes, David Roux, Kyle Ryland and Ajay Shah (collectively, the “SLS Committee Members”). Each of the SLS Committee Members is a United States citizen. The present principal occupation of each of the SLS Committee Members is serving as managing directors of the Silver Lake organization. The principal office of each of the SLS Committee Members, other than Glenn Hutchins, is located at 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal office of Glenn Hutchins is located at 9 West 57th Street, 32nd Floor, New York, New York 10019.

The members of the oversight committee of SLF Upper GP are Jim Davidson, Glenn Hutchins and Roger Wittlin (collectively, the “SLF Committee Members”). Each of the SLF Committee Members is a United States citizen. The present principal occupation of each of the SLF Committee Members is serving as managing directors of the Silver Lake organization. The principal office of Jim Davidson is located at 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal office of Glenn Hutchins is located at 9 West 57th Street, 32nd Floor, New York, New York 10019.  The principal office of Roger Wittlin is located at One Market Plaza, Steuart Tower, 10th Floor, Suite 1000, San Francisco, California 94105.

(d) and (e)       None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                     The Reporting Persons are all Delaware entities.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the bankruptcy of the Issuer as described in the Issuer’s Current Report on Form 8-K, dated as of April 9, 2010 and filed on April 22, 2010, and pursuant to the Debtors’ Plan (as defined in Item 4 below), as confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on May 10, 2010:

(a)           SLS Spansion purchased a total of 4,846,793 shares of the Issuer’s Common Stock, comprising of (i) 3,402,704 shares pursuant to the Backstop Rights Purchase Agreement described in Item 4 below for a total purchase price of $28,684,794.72 and (ii) 1,444,089 shares from one of the claimants in the Rights Offering described in Item 4 below for a total purchase price of $12,173,670.27;

(b)           the Credit Fund purchased a total of 870,738 shares of the Issuer’s Common Stock from certain claimants in the Rights Offering for a total purchase price of $7,340,321.34; and

(c)                                  the Cap Appreciation Fund purchased a total of 54,160 shares of the Issuer’s Common Stock from certain claimants in the Rights Offering for a total purchase price of $456,568.80.

The purchase prices described above were funded by the investors of the Sumeru Fund, the Side Fund, the Credit Fund and the Cap Appreciation Fund.

Item 4.	Purpose of Transaction

On March 1, 2009, the Issuer, Spansion Technology LLC, Spansion LLC, Cerium Laboratories LLC and Spansion International, Inc. (collectively, the “Debtors”) filed for voluntary petitions in the Bankruptcy Court seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On October 26, 2009, the Issuer filed with the Bankruptcy Court a proposed plan of reorganization, together with an accompanying disclosure statement.  On April 16, 2010, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming and approving the Debtors’ Second Amended Joint Plan of Reorganization dated April 7, 2010 (as amended), under Chapter 11 of the Bankruptcy Code (including all exhibits thereto, and as modified by the Confirmation Order, the “Plan”). On May 10, 2010, the Plan became effective.

Pursuant to the Plan, the Debtors have reorganized (the “Reorganized Debtors”) through the consummation of several transactions pursuant to which new securities of each Reorganized Debtor have been or will be issued and distributed to satisfy creditor claims.  All of the Issuer’s old common stock has been cancelled pursuant to the Plan and the Issuer has filed an amended and restated certificate of incorporation to authorized the Common Stock reported herein. Pursuant to the Plan, the Issuer has reserved an additional 46,247,760 unregistered shares of Common Stock for future issuance to satisfy the allowed claims of certain unsecured creditors, as specified in the Plan, of which the Reporting Persons expect to receive a portion thereof as holders of allowed claims.

Pursuant to the Plan, the holders of allowed claims were offered the right to purchase a total of 12,974,496 shares of the Issuer’s Common Stock upon emergence from bankruptcy at a price of $8.43 per share (the “Rights Offering”). The number of shares available to each eligible claimant was based on each claimant’s proportionate allowed claim. In connection with the Rights Offering, the Issuer entered into a Backstop Rights Purchase Agreement with SLS Spansion and the Sumeru Fund whereby SLS Spansion committed to purchase the balance of Rights Offering shares not otherwise subscribed for by the Rights Offering participants.

Pursuant to the Issuer’s amended and restated certificate of incorporation, so long as SLS Spansion, the Sumeru Fund or their respective affiliates (together, including their successors, “Silver Lake”) own at least 10% of the outstanding shares of the Issuer’s Common Stock then outstanding, Silver Lake has the right to nominate, designate or appoint, as applicable, two members of the board of directors of the Issuer.  At any time Silver Lake owns between 5% and 10% of the Issuer’s Common Stock, Silver Lake has the right to nominate, designate or appoint, as applicable, one director.  Silver Lake is not entitled to nominate, designate or appoint any directors at any time it owns less than 5% of the Issuer’s Common Stock. Silver Lake’s current designees on the Issuer’s board of directors are Paul Mercadante and Ajay Shah.

In connection with the Backstop Rights Purchase Agreement, the Issuer and SLS Spansion also entered into a Registration Rights Agreement.  Under the Registration Rights Agreement, SLS Spansion and its affiliates have certain demand, including pursuant to a shelf registration, and piggyback registration rights to cause the Issuer to register under the Securities Act of 1933, as amended, the sale of the Common Stock.

The description of the terms and conditions of the Plan, the Backstop Rights Purchase Agreement, the Issuer’s amended and restated certificate of incorporation and the Registration Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan attached hereto as Exhibit 7.02, the Backstop Rights Purchase Agreement attached hereto as Exhibit 7.03, the Amended and Restated Certificate of Incorporation attached hereto as Exhibit 7.04 and the Registration Rights Agreement attached hereto as Exhibit 7.05, each of which is incorporated by reference.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the agreements described above, the Reporting Persons may decide to sell the Common Stock and/or otherwise increase or decrease their investment in the Issuer depending on, among other things, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
(a)

The disclosure set forth in this Schedule 13D assumes that there were 12,974,496 shares of Common Stock outstanding as of May 10, 2010, as reported in the Current Report on Form 8-K filed by the Issuer on May 14, 2010.

As of the date hereof, SLS Spansion directly owns 4,846,793 shares, which constitutes approximately 37.4% of the Common Stock outstanding.  The Sumeru Fund is the managing member of SLS Spansion, and the Side Fund is a member of SLS Spansion. SLS Lower GP is the general partner of each of the Sumeru Fund and the Side Fund. SLS Upper GP is the general partner of SLS Lower GP.  As such, each of the Sumeru Fund, the Side Fund, SLS Upper GP and SLS Lower GP may be deemed to beneficially own the Common Stock directly owned by SLS Spansion.  However, each of them disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

As of the date hereof, the Credit Fund directly owns 870,738 shares, which constitutes approximately 6.7% of the Common Stock outstanding. SLF Lower GP is the general partner of the Credit Fund.  SLF Upper GP is the general partner of SLF Lower GP.  As such, each of SLF Lower GP and SLF Upper GP may be deemed to beneficially own the Common Stock directly owned by the Credit Fund.  However, each of them disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

As of the date hereof, the Cap Appreciation Fund directly owns 54,160 shares of the Common Stock, which constitutes approximately 0.4% of the Common Stock outstanding.

SLG is the managing member of each of the Cap Appreciation Fund, SLS Upper GP and SLF Upper GP. As such, SLG may be deemed to beneficially own the Common Stock directly owned by the Cap Appreciation Fund and the Common Stock indirectly owned by SLS Upper GP and SLF Upper GP.  However, SLG disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest.

In addition to the shares of Common Stock reported in this Schedule 13D, Paul Mercadante and Ajay Shah, as members of the Issuer’s board of directors, received 20,000 and 15,000 shares, respectively, of Common Stock (in the form of restricted stock units) and stock options exercisable for 40,000 and 25,000 shares, respectively, of the Issuer’s Common Stock as part of the Issuer’s board compensation award.  The restricted stock units and the stock options will vest quarterly over three years from the grant date.  Mr. Mercadante and Mr. Shah are officers of Silver Lake Management Company Sumeru, L.L.C. (“Sumeru”).  Pursuant to their arrangements with Sumeru with respect to director compensation, the proceeds from any sale of the shares underlying the restricted stock units and the stock options are expected to be assigned to Sumeru.

	(b)	The Cover Pages of this Schedule 13D are incorporated herein by reference.
(c)

Except as set forth in Items 3 and 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Schedule 13D has engaged in any transaction during the past 60 days in any shares of Common Stock.

	(d)	Not applicable.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference in its entirety into this Item 6.

Except as set forth in Items 3 and 4 hereof, which are incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the other persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 7.01                            Joint Filing Agreement, dated as of May 10, 2010, by and among the Reporting Parties.

Exhibit 7.02                            Second Amended Joint Plan of Reorganization dated April 7, 2010 (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by Spansion, Inc. on April 22, 2010).

Exhibit 7.03                            Backstop Rights Purchase Agreement, dated January 25, 2010, by and between Spansion, Inc. and SLS Spansion Holdings, LLC. (incorporated by reference to Exhibit 10.68 of the Annual Report on Form 10-K for the fiscal year ended December 27, 2009 filed by Spansion, Inc. on February 12, 2010.)

Exhibit 7.04                            Amended and Restated Certificate of Incorporation of Spansion Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Spansion, Inc. on May 14, 2010).

Exhibit 7.05                            Registration Rights Agreement, dated May 10, 2010, by and between Spansion, Inc. and SLS Spansion Holdings, LLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2010

SLS SPANSION HOLDINGS, LLC
By: Silver Lake Sumeru Fund, L.P., its managing member
By: Silver Lake Technology Associates Sumeru, L.P., its general partner

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Managing Director

SILVER LAKE SUMERU FUND, L.P.
By: Silver Lake Technology Associates Sumeru, L.P., its general partner

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS SUMERU, L.P.
By: Silver Lake Technology Associates Sumeru, L.P., its general partner

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	/s/ Paul Mercadante
Name: Paul Mercadante
Title: Managing Director

SLTA SUMERU (GP), L.L.C.

By:	/s/ Ajay Shah
Name: Ajay Shah
Title: Managing Member

SL CAPITAL APPRECIATION FUND, L.L.C.

By:	/s/ Roger Wittlin
Name: Roger Wittlin
Title: Managing Director

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Managing Director and General Counsel

SILVER LAKE CREDIT FUND, L.P.
By: Silver Lake Financial Associates, L.P., its general partner

By:	/s/ Roger Wittlin
Name: Roger Wittlin
Title: Managing Director

SILVER LAKE FINANCIAL ASSOCIATES, L.P.

By:	/s/ Roger Wittlin
Name: Roger Wittlin
Title: Managing Director

SLFA (GP), L.L.C.

By:	/s/ Roger Wittlin
Name: Roger Wittlin
Title: Managing Director

Index to Exhibits

Exhibit No.	Exhibit

7.01	Joint Filing Agreement

7.05	Registration Rights Agreement